UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 6)*
Under the Securities Exchange Act of 1934

PROGRESS SOFTWARE CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
743312100
(CUSIP NUMBER)
Praesidium Investment Management Company, LLC
1411 Broadway – 29th Floor
New York, NY 10018
Tel. No.: (212) 821-1495
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 12, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 743312100	13D

1	NAME OF REPORTING PERSONS Praesidium Investment Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,473,354
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,807,017
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 743312100	13D

1	NAME OF REPORTING PERSONS Kevin Oram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,473,354
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,807,017
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 743312100	13D

1	NAME OF REPORTING PERSONS Peter Uddo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,473,354
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,807,017
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
This Amendment No. 6 supplements the information set forth in the Schedule 13D filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on December 19, 2011, as amended and supplemented by Amendment No. 1 filed with the SEC on March 14, 2012, Amendment No. 2 filed with the SEC on October 26, 2012, Amendment No. 3 filed with the SEC on January 31, 2013, Amendment No. 4 filed with the SEC on February 6, 2014 and Amendment No. 5 filed with the SEC on January 11, 2016 (the “Schedule 13D”), relating to common stock (“Common Stock”), of Progress Software Corporation, a Delaware corporation (the “Issuer”).

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram, the “Reporting Persons”).

Praesidium, in its capacity as investment manager to certain managed accounts and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote 5,473,354 shares of Common Stock held in the Accounts and to dispose of 5,807,017 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.

Item 3.	Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the Accounts is approximately $23.38 per share.  The source of these funds for the Accounts was their working capital.

Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 6 is being filed to report dispositions of beneficial ownership of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock since the Reporting Persons’ previous amendment to Schedule 13D.  On September 12, 2016, Praesidium in a single transaction sold to an unaffiliated third party block positioner 900,000 shares of Common Stock on behalf of the Accounts at a price of $28.11 per share.  As part of Praesidium’s regular portfolio management process and in order to manage the aggregate portfolio exposure to the software sector in light of the appreciation of the Issuer’s Common Stock price since the time of the previously reported purchases, Praesidium has reduced the size of its total position in the Issuer.  Praesidium believes that the Issuer’s current stock price remains undervalued and currently expects to continue to maintain a significant holding in the Issuer.  Consistent with their investment purpose, the Reporting Persons may make, or cause, further dispositions of Common Stock from time to time and may acquire, or cause to be acquired, additional shares of Common Stock, in each case depending on market conditions and other factors.

Furthermore, since the Reporting Persons’ previous amendment to Schedule 13D, Praesidium has terminated an investment management agreement for a certain managed account that held 15,439 shares of the Issuer's Common Stock and 63,868 shares of the Issuer’s Common Stock were withdrawn by the account owners of certain managed accounts.  The Reporting Persons therefore no longer exercise voting and/or investment power over such shares.

Additionally, the Reporting Persons expect to continue to engage in communications with one or more of the Issuer’s officers, members of the Issuer’s Board of Directors, representatives, shareholders of the Issuer and other relevant parties concerning specific initiatives, including strategic acquisitions, and topics such as the business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans of the Issuer that may result in the Reporting Persons proposing one or more ideas that, if effectuated, may result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Depending on such communications, and subject to the conditions below, the Reporting Persons may make additional purchases or may sell or transfer Common Stock beneficially owned by them from time to time in public transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) The Reporting Persons beneficially own 5,807,017 shares of Common Stock, which represents 12.0% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of September 14, 2016 as set forth in this Schedule 13D, by (ii) the 48,476,691 shares of Common Stock outstanding as of June 29, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 8, 2016.

Praesidium, in its capacity as investment manager to the Accounts, has sole power to vote 5,473,354 shares of Common Stock and the power to dispose of 5,807,017 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Common Stock held in the Accounts.

(c) The disclosure in Item 4 is incorporated by reference herein.  Except as disclosed herein, there have been no transactions with respect to the Issuer’s Common Stock during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Not Applicable.

(e) Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 14, 2016

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
Name:	Kevin Oram
Title:	Managing Member

KEVIN ORAM
By:	/s/ Kevin Oram

PETER UDDO
By:	/s/ Peter Uddo